UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number 001-34244

HUDBAY MINERALS INC.

(Translation of registrant's name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐          Form 40-F ☒

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-278311)

EXPLANATORY NOTE

On May 22, 2024, Hudbay Minerals Inc. (“Hudbay”) filed on the SEDAR website at www.sedarplus.ca the following documents: (i) Underwriting Agreement dated May 22, 2024 and (ii) Consent of Consent of Qualified Person dated May 22, 2024.

A copy of the filing is attached to this Form 6-K and incorporated herein by reference, as follows:

•	Underwriting Agreement dated May 22, 2024; and

•	Consent of Qualified Person, Olivier Tavchandjian P. Geo dated May 22, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.

	By:	/s/ Patrick Donnelly
	Name:	Patrick Donnelly
	Title:	Senior Vice President, Legal and Organizational Effectiveness
Date: May 23, 2024

EXHIBIT INDEX

Exhibit	Description

99.1	Underwriting Agreement, dated May 22, 2024

99.2	Consent of Qualified Person, Olivier Tavchandjian P. Geo. dated May 22, 2024